Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-173170, 333-173171, 333-173173, and 333-183326 on Form S-8 of our reports dated February 27, 2013, relating to the consolidated financial statements and financial statement schedule of Huntington Ingalls Industries, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph related to the allocation of certain corporate function expenses in the preparation of the financial statements), and the effectiveness of Huntington Ingalls Industries, Inc. and subsidiaries' internal control over financial reporting, appearing in this Annual Report on Form 10-K of Huntington Ingalls Industries, Inc. for the year ended December 31, 2012.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia
February 27, 2013